UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____

Commission File Number: 1-31312

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

MEDCO HEALTH SOLUTIONS, INC.
(Name of issuer of the securities held pursuant to the plan)

100 Parsons Pond Drive, Franklin Lakes, NJ	**07417-2603**
(Address of principal executive offices)	(Zip Code)

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K

INDEX

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Medco Health Solutions, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2005 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

J.H. Cohn LLP

J.H. Cohn LLP

Roseland, New Jersey
June 9, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Medco Health Solutions, Inc. 401(k) Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 10, 2005

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS	December 31, 2005	December 31, 2004
Investments at fair value	$ 524,571,090	$ 85,742,816
Loans to participants	11,951,210	11,346,680
Total investments	536,522,300	97,089,496
Receivables:		
Participants' contributions	1,244,891	1,116,278
Employer's contributions	824,617	840,005
Total receivables	2,069,508	1,956,283
Cash	–	371,946,908
Net assets available for benefits	$ 538,591,808	$ 470,992,687

The accompanying notes are an integral part of these financial statements.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 34,887,755
Interest	663,523
Dividends	3,923,510
	39,474,788
Contributions	
By participants	48,980,068
By employer	18,601,983
Total contributions	67,582,051
Total additions	107,056,839
Deductions from net assets attributed to:	
Benefits paid to participants	(39,457,718)
Total deductions	(39,457,718)
Net increase	67,599,121
Net assets available for benefits for 2005:	
Beginning of year	470,992,687
End of year	$ 538,591,808

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF THE PLAN

The following description of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees (other than certain employees subject to collective bargaining agreements) of Medco Health Solutions, Inc. ("Medco" or the "Company") who have attained the age of twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Committee ("EBC"), which is appointed by the Board of Directors (the "Board") of the Company. The EBC periodically evaluates the Plan's design. The Retirement Investment Committee, also appointed by the Board, is the named fiduciary responsible for selecting and monitoring the investment options offered under the Plan. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan.

In August 2005, the Merck Common Stock Fund was removed from the Plan. All amounts remaining in the fund were transferred to the Plan's most conservative investment option, the Money Market Fund.

Contributions

Effective January 1, 2005, the Plan's limit on employee contributions increased from 15% to 50% of eligible compensation, subject to certain limitations under the Internal Revenue Code ("IRC") ($14,000 in pretax contributions for 2005 and $15,000 in pretax contributions for 2006). Participants may direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment option. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits "catch-up" contributions that are designed to provide employees age 50 and over with an additional pretax retirement savings opportunity. As such, eligible participants in the Plan were allowed to contribute an additional $3,000 for 2004 and an additional $4,000 for 2005. In 2006, eligible participants will be allowed to contribute an additional $5,000, and after 2006 the annual limit will be adjusted for inflation in $500 increments.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and charged for certain administrative expenses. Investment gains (or losses) are also reflected in the value of each participant's account based on the Plan's investment results.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.
Effective January 1, 2005, Company contributions held in participants' accounts vested immediately and thereafter all Company matching contributions are fully vested upon contribution.

Forfeited Accounts

The Company uses forfeited non-vested accounts to reduce future Company contributions. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $349 and $3,309,114, respectively. During 2005, $3,379,308 of the Company's required matching contributions were funded through the use of forfeited non-vested accounts.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Because of the uncertainty inherent in such estimates, actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investment income from the Plan includes interest, dividends and net appreciation in the market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The Medco Common Stock Fund is recorded at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Participant loans are valued at their outstanding balances, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

The Company established new investment options as part of the amended and restated Plan effective January 1, 2005. In accordance with the terms of the amended and restated Plan, certain Plan investments were liquidated on December 31, 2004 in preparation for investments in new fund options on the first business day of 2005. These funds were reported as cash in the statement of net assets available for benefits at December 31, 2004. The following presents investments that represent 5% or more of the Plan's net assets as of year-end:

	December 31, 2005	December 31, 2004
Medco Common Stock Fund	$ 66,571,440	$ 32,623,771
Merck & Co., Inc. Common Stock	–	53,119,045
International Stock Fund	37,892,035	–
US Large Cap Stock Fund	126,176,551	–
US Mid Cap Stock Fund	30,356,232	–
US Small Cap Stock Fund	74,972,468	–
Money Market Fund	94,829,051	–
S&P 500 Index Fund	27,192,618	–
Bond Fund	37,122,053	–

During 2005, the Plan's investments, including gains (losses) on investments bought and sold, as well as held during the year, appreciated in value by $34,887,755 and include the following components:

	December 31, 2005
Mutual Funds	$ 17,242,434
Common Stock	17,645,321
	$ 34,887,755

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity. Because Fidelity is the trustee, these transactions qualify as party-in-interest transactions.

Medco is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Medco Common Stock Fund transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TAX STATUS

The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service on August 20, 2003 indicating that it had been designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
EIN# 22-3461740 Plan# 003
Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Medco Common Stock Fund	Common Stock		$ 66,571,440
*	Fidelity Investments:			
	Aggressive Investor Fund	Mutual funds and commingled and separately managed trusts		11,202,098
	Conservative Investor Fund	Mutual funds and commingled and separately managed trusts		1,914,229
	International Stock Fund	Mutual funds and commingled and separately managed trusts		37,892,035
	Moderate Investor Fund	Mutual funds and commingled and separately managed trusts		16,342,315
	US Large Cap Stock Fund	Separately managed trusts		126,176,551
	US Mid Cap Stock Fund	Commingled trust		30,356,232
	US Small Cap Stock Fund	Mutual funds and commingled trust		74,972,468
	Money Market Fund	Mutual fund		94,829,051
	S&P 500 Index Fund	Mutual fund		27,192,618
	Bond Fund	Mutual fund and commingled trust		37,122,053
	Participants' Loans	Interest rates ranging from 5.0% to 10.5% and with maturities through 2035		11,951,210
		Total		$ 536,522,300

* Denotes a party-in-interest to the Plan.
** Cost is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEDCO HEALTH SOLUTIONS, INC.
401(k) SAVINGS PLAN

Date: June 22, 2006

By: ______________________
Name: JoAnn A. Reed
Title: Senior Vice President, Finance and Chief Financial Officer
Medco Health Solutions, Inc.
Member, Employee Benefits Committee

Index to Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – J.H. Cohn LLP
23.2	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 filed August 18, 2005 (Commission File No. 333-127664) and August 13, 2003 (Commission File No. 333-107936) of Medco Health Solutions, Inc. of our report dated June 9, 2006 relating to the statement of net assets available for benefits as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which appear in this Annual Report on Form 11-K.

J.H. Cohn LLP

J.H. Cohn LLP

Roseland, New Jersey
June 22, 2006

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 filed on August 18, 2005 (Commission File No. 333-127664) and August 13, 2003 (Commission File No. 333-107936) of Medco Health Solutions, Inc. of our report dated June 10, 2005 relating to the statement of net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan as of December 31, 2004, which appears in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 26, 2006